Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports first quarter 2023 results

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Consolidated revenue up 3.5%, while adjusted EBITDA[1] declined 1.8% reflecting one-time retroactive media revenue adjustment in Q1 2022 and higher operating costs, including inflationary cost pressures and higher TV programming costs

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Net earnings of $788 million, down 15.6%, with net earnings attributable to common shareholders of $725 million, or $0.79 per common share, down 17.7%; adjusted net earnings[1] of $772 million generated adjusted EPS[1] of $0.85, down 4.5%

●	Cash flows from operating activities down 27.3% to $1,247 million; free cash flow[1] decreased to $85 million on timing of capital expenditures and working capital
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Wireless operating momentum continues: 43,289 mobile phone postpaid net subscriber activations,[2] up 26.5%; 70,742 mobile connected device net activations, up 44.7%; low postpaid churn rate[2] of 0.90%; eighth consecutive quarter of mobile phone blended ARPU[3] growth, up 0.9%, contributed to 5.4% higher wireless service revenue

●	Retail Internet net activations up 4.8% to 27,274; 47,757 new net fibre customer activations, up 24.2%, drove strong 10% consumer Internet revenue growth
●	Bell Media digital revenue[4] up 2%; total media revenue and adjusted EBITDA down due to one-time retroactive subscriber revenue adjustment in Q1 2022
●	Reconfirming all 2023 financial guidance targets

MONTRÉAL, May 4, 2023 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2023.

“Bell has delivered a solid start to the year with results that were on plan and that reflect our consistently strong execution,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Our strategy to build the best networks and our compelling products and services are clearly resonating with customers, as is our customer-first approach. I’m particularly proud of the gains we’ve made to champion customer experience as evidenced in the 2022-23 CCTS mid-year report. Bell was the only national service provider to experience a decrease in complaints during a period when complaints were up 12% year-over-year across the industry.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

3 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

4 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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Overall, our performance in wireless and Internet helped to drive strong 3.5% consolidated revenue growth, offsetting the impacts of an advertising slowdown within our Bell Media segment. Our mobile phone postpaid net subscriber activations were up 26.5%, with 5.4% higher wireless service revenue. We also added nearly 48,000 new FTTH customers in Q1, up 24% over last year, with consumer Internet revenue up 10%.

In line with our broadband network buildout plan, we invested close to $1.1 billion in capital expenditures in Q1, and remain on pace to expand our fibre footprint by 650,000 locations and cover 85% of the population with our 5G service by the end of 2023. While we’re currently experiencing an uncertain economic environment amid headwinds, inflationary cost pressures and regulatory uncertainty, we remain committed to our corporate purpose to advance how Canadians connect with each other and the world. As we look ahead to the remainder of 2023, we are confident in our ability to continue delivering results with consistent, strong execution.”

KEY BUSINESS DEVELOPMENTS

Champion customer experience

In the Commission for Complaints for Telecom-television Services (CCTS) 2022-23 mid-year report, Bell was the only national service provider to experience a decrease in complaints during a period when complaints were up 12% year-over-year across the industry. Bell experienced a 6% reduction in complaints, reducing its overall share of complaints to less than 15%. Overall, Bell’s share of complaints have decreased by 16% year over year, and an impressive 55% since the 2017-2018 mid-year report was published. Bell won a Webby award5 for its MyBell app, recognized by both a panel of expert judges and the voting public. The app was judged among 14,000 applicants across criteria including user experience, design, innovation and overall usability. Bell additionally introduced a new Wi-Fi checkup feature for the app, which is now available for customers in Ontario and Québec.

Building the best networks

Bell, in partnership with the province of Newfoundland and Labrador, is expanding the province’s public safety radio network, improving communications for first responders throughout the region and enabling inter-operable communications throughout the Atlantic provinces, the first such inter-provincial public safety network in North America. In Manitoba, Bell is expanding fibre Internet to six rural communities, reaching an additional 7,500 locations starting this summer, and is expanding its 5G+ wireless service in Winnipeg. Bell is also expanding fibre Internet access to homes and businesses in the Ontario communities of Leamington, Lincoln, and Essex Centre and Harrow. Bell continued to work closely with governments on projects to bring broadband access to remote and other hard to serve areas, including in Northern Ontario, and in Newfoundland and Labrador with the Universal Broadband Fund.

Accelerate cloud strategy for Canadian businesses

Bell has completed the sale of its 63% majority stake in Pinewood Toronto Studios to focus on its core services for residential and business customers. The cash proceeds from the sale will help accelerate Bell’s core growth strategy, including the acquisition of FX Innovation, a Montréal-based IT services and consulting company providing business clients with cloud-focused managed and professional services and workflow automation solutions. The acquisition is the latest building block in positioning Bell as a tech services leader for its enterprise customers, and is expected to close in late Q2 – early Q3, 2023, subject to closing conditions and regulatory approvals.

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In addition, Bell introduced two new cloud-native application protection platform (CNAPP) cybersecurity solutions with Palo Alto Networks, Cloud Security Posture Assessment (CSPA) and Cloud Security Posture Protection (CSPP), to help businesses identify threats to enterprise data in the cloud and provide managed services to protect data across multi-cloud environments.

Drive growth with innovative services

Bell has entered a multi-year strategic agreement with Air Canada, which includes premier sponsorship of its in-flight Wi-Fi, free in-flight messaging for Aeroplan members and the distribution of complimentary SIM cards on board to enable newcomers and visitors arriving in Canada to activate a wireless SIM while still in the air.

Delivering the most compelling content

Bell Media announced a long-term, exclusive licensing agreement with Warner Bros. Discovery. The agreement includes content from Warner Bros. Discovery’s vast portfolio including HBO Originals, Max Originals, Warner Bros. films, the DC universe, the Wizarding World of Harry Potter, new cable and library television series, and pay and post-pay window rights for Warner Bros. films and library films. French-language rights secured include HBO and Max Originals, Pay 1 films, Friends, and the Harry Potter collection of films, among other content.

In Q1, TSN and RDS were the number one English and French non-news specialty channels respectively in the A25-54 age group, according to Numeris.6 Super Bowl LVII was the most-watched broadcast in Canada this past quarter, with an average audience of 8.67 million viewers on CTV, TSN and RDS, up 6% compared to last year and reaching over 17.5 million Canadians.7 Other sports highlights included the 2023 NCAA March Madness tournament and the 2023 IIHF Women’s World Championship, both on TSN, and the 2023 Masters Tournament on CTV, TSN and RDS. Season one of The Last of Us is the number one show in Crave history for the first seven-day streams season average. The premiere of Survivor Québec on Noovo was the top-watched show of the day (April 2) on French Québec television among the A25-54 age group.8

Bell for Better: Better World, Better Communities, Better Workplace

Bell has been named one of Canada’s Greenest Employers9 for the seventh consecutive year by Mediacorp. Bell was also named a Top Employer for Young People9 for the sixth consecutive year, a Top Family-Friendly Employer9 for the fourth consecutive year, and a Montréal Top Employer9 for the 11th year in a row by the organization. Bell ranked third among telecom companies and 42nd overall in the Corporate Knights’ Global 100 most sustainable corporations for 2023,10 and ranked 65th in the 2023 Clean20011 list of global companies that put sustainability at the core of their business. Bell received an A- score (leadership band) for its 2022 CDP12 disclosure overall, and ranked A for the Supplier Engagement portion of the disclosure – the only Canadian telecom company to be ranked A, and in the top 8% of all reporting companies. Bell announced a $15 million commitment to the Kids Help Phone Feel Out Loud campaign to expand access to its e-mental health services.

5 The Webby awards are presented annually by the International Academy of Digital Arts & Sciences that honour outstanding digital achievements. For more information: https://www.webbyawards.com/about/.

6 Numeris, P2+ Total Canada, Q1 2023 (January 1, 2023 – March 31, 2023).

7 Source: Numeris, P2+ Total Canada, Q1 2023 (January 1, 2023 – March 31, 2023).

8 Source: Numberis, French Québec, Sunday April 2, 2023, AMA, A25-54.

9 Canada’s Top 100 Employers report is issued annually by Medicorp. For more information, see: https://www.canadastop100.com/national/.

10 According to Corporate Knights Inc.’s global rankings released on January 18, 2023. For more information: https://www.corporateknights.com/rankings/global-100-rankings/2023-global-100-rankings/2023-global-100-most-sustainable-companies/.

11 The Clean200 are the largest 200 public companies from 35 countries ranked by clean revenue. The ranking was first calculated on July 1, 2016 by Corporate Knights and As You Sow. The current list has been updated with data through January 31, 2023. For more information: https://www.corporateknights.com/rankings/clean-200-rankings/2023-clean-200/these-200-companies-are-leading-the-clean-economy-in-2023/ .

12 CDP (formerly Climate Disclosure Project) is a non-profit organization that gathers information on climate-related risks and opportunities from organizations worldwide. For more information: https://www.cdp.net/en/scores/cdp-scores-explained.

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BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2023	Q1 2022	% change

BCE

Operating revenues	6,054	5,850	3.5%

Net earnings	788	934	(15.6%)

Net earnings attributable to common shareholders	725	877	(17.3%)

Adjusted net earnings	772	811	(4.8%)

Adjusted EBITDA	2,538	2,584	(1.8%)

Net earnings per common share (EPS)	0.79	0.96	(17.7%)

Adjusted EPS	0.85	0.89	(4.5%)

Cash flows from operating activities	1,247	1,716	(27.3%)

Capital expenditures	(1,086)	(959)	(13.2%)

Free cash flow	85	716	(88.1%)

“A positive start to the year with Q1 operating metrics and financial results that were delivered on budget and, in fact, slightly ahead of plan in some instances. BCE revenue grew a strong 3.5%, despite an economic environment that continues to impact media advertising and our business markets sector. However, adjusted EBITDA declined 1.8%. This result was expected given the favourable one-time retroactive revenue adjustment at Bell Media last year, ongoing inflationary impacts, and other near-term cost pressures, all of which were built into our 2023 financial plan,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada.

“BCE’s fundamentals and competitive position remain as strong as ever. With financial results that were right on our internal plan for Q1, together with continued operating momentum across the business, our consistent proven execution in a competitive marketplace as well as substantial annual free cash flow generation that is reliable and well protected from economic uncertainty, I am reconfirming all our financial guidance targets for 2023.”

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BCE operating revenue increased 3.5% over Q1 2022 to $6,054 million. This was the result of 0.9% higher service revenue of $5,222 million and a 23.6% increase in product revenue to $832 million, driven by growth at Bell Communication and Technology Services (Bell CTS), partly offset by a year-over-year decline at Bell Media.

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Net earnings decreased 15.6% to $788 million and net earnings attributable to common shareholders totalled $725 million, or $0.79 per share, down 17.3% and 17.7% respectively. The year-over-year declines were due to increased interest expense, higher depreciation and amortization expense, lower adjusted EBITDA, higher severance, acquisition and other costs and higher asset impairment charges related to office spaces we ceased using as part of our real estate optimization strategy due to Bell’s hybrid work policy. These factors were partly offset by lower income taxes and higher other income which included gains from the sale of land related to our real estate optimization strategy. Adjusted net earnings were down 4.8% to $772 million, resulting in a 4.5% decrease in adjusted EPS to $0.85.

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Adjusted EBITDA was down 1.8% to $2,538 million, reflecting a 36.5% decrease at Bell Media, partly offset by a 1.3% increase at Bell CTS. BCE’s consolidated adjusted EBITDA margin[13] declined 2.3 percentage points to 41.9% from 44.2% in Q1 2022, due to lower year-over-year media revenue attributable mainly to a favourable one-time retroactive adjustment

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to subscriber revenue in Q1 2022 related to a contract with a Canadian TV distributor, higher low-margin product sales, as well as operating cost pressures related to inflation, strategic initiatives, higher TV content costs and the normalization of our cost structure to pre-COVID levels.

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BCE capital expenditures were $1,086 million, up 13.2% from $959 million last year, corresponding to a capital intensity[14] of 17.9%, compared to 16.4% in Q1 2022. The year-over-year increase in capital spending was due mainly to significant ongoing investment in expanding Bell’s pure fibre network, including connecting more homes and businesses to Bell Internet services.

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BCE cash flows from operating activities were $1,247 million, down 27.3% from Q1 2022, reflecting lower cash from working capital attributable to the timing of supplier payments, higher interest paid, increased cash taxes due mainly to the timing of instalment payments and lower adjusted EBITDA, partly offset by lower contributions to post-employment benefit plans.

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Free cash flow decreased 88.1% to $85 million from $716 million in Q1 2022, due to lower cash flows from operating activities excluding acquisition and other costs paid, and higher capital expenditures.

13 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

14 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services (Bell CTS)

●	Total Bell CTS operating revenue increased 4.9% to $5,367 million, driven by both higher service and product revenue.
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Service revenue grew 2.1% to $4,535 million, mainly the result of strong mobile phone, mobile connected device and retail Internet subscriber base growth, higher mobile phone blended ARPU as well as the financial contribution from the acquisitions of Distributel and EBOX in 2022. This was partly offset by ongoing declines in legacy voice, data and satellite TV services, lower sales of international long distance minutes to wholesale customers and the sale of Createch on March 1, 2022.

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Product revenue was up 23.6% to $832 million, driven by higher telecom data equipment sales to large enterprise customers reflecting the timing of sales and improved availability compared to significant global supply chain disruptions experienced last year, as well as a greater sales mix of higher-value mobile phones and more mobile device transactions.

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Bell CTS adjusted EBITDA was up 1.3% to $2,406 million. This was driven by the flow-through of higher year-over-year service revenue, despite 8.1% higher operating costs that contributed to a 1.6 percentage-point margin decline to 44.8% from 46.4% last year. The increase in operating costs this quarter was mainly the result of higher cost of goods sold from increased product sales, higher TV content costs, increased labour costs, as well as the acquisitions of EBOX and Distributel.

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Postpaid mobile phone net subscriber[15] activations totaled 43,289, up 26.5% from 34,230 in Q1 2022. The increase reflected 18.2% higher gross subscriber activations attributable to higher retail traffic as pandemic-related restrictions were still in place intermittently last year, immigration growth, continued 5G momentum, higher business customer demand and effective promotions. This was moderated by an 11 basis-point increase in mobile phone postpaid customer churn to 0.90%, reflecting greater overall market activity compared to Q1 2022.

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Bell’s prepaid mobile phone customer[15] base declined by 16,654 net subscribers, compared to a net loss of 2,054 in Q1 2022. The year-over-year decrease was driven by higher customer churn, which increased to 5.28% from 4.61% last year, reflecting more customer deactivations due in part to attractive promotional offers on postpaid discount brands.

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Bell’s mobile phone customer base totalled 9,902,492 at the end of Q1 2023, a 4.3% increase over last year, comprised of 9,039,947 postpaid subscribers, up 4.3%, and 862,545 prepaid customers, up 4.3%. In Q1 2023, we adjusted our mobile phone subscriber base by 73,229 to remove older non-revenue generating postpaid business subscribers.

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Mobile phone blended ARPU[16] was up 0.9% to $58.15, reflecting higher outbound roaming revenue. This was moderated by lower overage revenue from customers subscribing to unlimited and larger capacity data rate plans, competitive pressures on base rate plan pricing in the current and prior periods, as well as the financial impact from the ongoing shift by customers to equipment installment plans.

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Mobile connected device net activations increased 44.7% to 70,742 from 48,877 in Q1 2022, driven by continued strong customer demand for Bell IoT services, including connected car subscriptions, and fewer data device deactivations. At the end of Q1, mobile connected device subscribers[15] totalled 2,509,983, a 9.2% increase over last year. In Q1 2023, we adjusted our mobile connected device subscriber base by 12,577 to remove older non-revenue generating business subscribers.

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Bell added 27,274 net new retail Internet subscribers,[15] up 4.8% from 26,024 in Q1 2022, driven by the rapid expansion of Bell’s fibre footprint and increased customer penetration of bundled service offerings. These factors were partly offset by higher customer deactivations, particularly in our copper service areas, attributable to aggressive promotional offers by cable competitors and lower deactivations last year due to the pandemic. Within Bell’s all-fibre footprint, retail Internet net activations were 47,757, 24.2% higher than Q1 2022.

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Retail Internet subscribers totalled 4,278,497 at the end of Q1, an 8.2% increase from last year. In Q1 2023, subsequent to a review of customer account records, our retail high-speed Internet subscriber base was reduced by 7,347 subscribers.

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Bell TV added 10,899 net new retail IPTV subscribers,[15] down 11.1% from 12,260 in Q1 2022. The year-over-year decrease was due mainly to higher customer deactivations attributable to more customers with expired promotional offers and higher churn on our app streaming service following the end of the FIFA World Cup Qatar 2022. At the end of Q1, Bell served 1,999,080 retail IPTV subscribers, a 5.0% increase over last year.

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Retail satellite TV net subscriber[15] losses were 24,848, up 20.5% from 20,621 in Q1 2022, due to fewer gross activations and higher customer churn driven by increased competitor promotional offer intensity. Bell’s retail satellite TV customer base totalled 738,469 at the end of Q1, down 11.2% from last year.

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Retail residential NAS[15] net losses were 46,881 compared to 42,345 in Q1 2022. The higher year-over-year net losses reflect higher customer deactivations due mainly to the substitution to mobile and internet-based services as well as lower customer deactivations during the pandemic. Bell’s retail residential NAS customer base totalled 2,143,890 at the end of Q1, down 5.1% from last year.

15 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

16 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

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Bell Media

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Media operating revenue decreased 5.5% to $780 million, due mainly to lower year-over-year advertising and subscriber revenues. The result in Q1 2022 included a one-time retroactive adjustment to subscriber revenue related to a contract with a Canadian TV distributor.

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Advertising revenue was down 4.7%, reflecting softer overall TV and radio advertiser demand due to the impact of unfavourable macroeconomic conditions. This was partly offset by the continued recovery in out-of-home as well as continued digital growth.

●	Subscriber revenue decreased 4.1%, due to the one-time retroactive adjustment from Q1 2022 referenced above.
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Digital revenues grew 2%, the result of continued Crave and TSN streaming direct-to-consumer growth and increased bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Total Crave subscriptions increased 6% from last year to more than 3.2 million customers.

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Adjusted EBITDA was down 36.5% to $132 million, resulting in an 8.3 percentage-point margin decline to 16.9%. This was driven by the year-over-year decline in revenue and a 5.0% increase in operating costs, driven by contractual increases for sports programming and other premium content as well as the normalization of hockey schedules in 2023.

●	TSN remained Canada’s number one sports network and was the top specialty channel overall in Q1; RDS remained the top-ranked French-language sports network.[17]
●	Bell Media was ranked number one overall and in primetime viewership in the French-language specialty market among adults aged 25-54[18] in Q1.

17 According to Numeris, P2+ (Persons aged 2 or more) Total Canada, Q1 2023 (01/01/2023 - 03/31/2023) and Numeris, French Québec, Q1 2023 (01/01/2023 to 03/31/2023) P2+ and A25-54, French-language sports channels.

18 According to Numeris, French Québec, Q1 2023 (01/01/2022 to 03/31/2023). Rank among all French Specialty Channels (including news, sports & pay) in French Québec market, Monday-Sunday 2am – 2am.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.9675 per common share, payable on July 17, 2023 to shareholders of record at the close of business on June 15, 2023.

OUTLOOK FOR 2023

BCE confirmed its financial guidance targets for 2023, as provided on February 2, 2023, as follows:

	2022 Results	2023 Guidance

Revenue growth	3.1%	1% to 5%

Adjusted EBITDA growth	3.1%	2% to 5%

Capital intensity	21.2%	19% to 20%

Adjusted EPS growth	5.0%	(3%) to (7%)

Free cash flow growth	2.9%	2% to 10%

Annualized common dividend per share	$3.68	$3.87

For 2023, we expect lower tax adjustments, higher depreciation and amortization expense and increased interest expense to drive lower adjusted EPS compared to 2022. For 2023, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower capital expenditures will drive higher free cash flow.

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Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2023 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2023 results on Thursday, May 4 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 1142910#. A replay will be available until midnight on June 1, 2023 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 3970985#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2023 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

8/17

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q1 2023	Q1 2022

Net earnings attributable to common shareholders	725	877

Reconciling items:
Severance, acquisition and other costs	49	13
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(18)	(75)
Net gains on investments	-	(37)
Early debt redemption costs	-	18

Impairment of assets	34	2
Income taxes for above reconciling items	(18)	13

Adjusted net earnings	772	811

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q1 2023	Q1 2022

Cash flows from operating activities	1,247	1,716

Capital expenditures	(1,086)	(959)

Cash dividends paid on preferred shares	(55)	(33)

Cash dividends paid by subsidiaries to NCI	(21)	(11)

Acquisition and other costs paid	-	3

Free cash flow	85	716

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q1 2023	Q1 2022

Net earnings	788	934

Severance, acquisition and other costs	49	13

Depreciation	918	891

Amortization	283	260

Finance costs

Interest expense	344	260

Net return on post-employment benefit plans	(27)	(18)

Impairment of assets	34	2

Other income	(121)	(93)

Income taxes	270	335

Adjusted EBITDA	2,538	2,584

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2023 annualized common share dividend, our network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, the proposed acquisition of FX Innovation and the benefits expected to result therefrom, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 4, 2023 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 4, 2023. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	Slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.4% in 2023, down from 3.4% in 2022
●

Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and moderating effects of high interest rates on demand for goods and services

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●	Ongoing tight labour market
●	Slow growth in household spending as the effects of high interest rates work their way through the economy
●	Slow growth in business investment due to slowing demand and high financing costs
●	Prevailing high interest rates expected to remain at or near current levels
●	Higher immigration
●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A higher level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery is limited

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Increased competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets

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●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Increasing customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

●	Continued escalation of media content costs to secure quality programming
●	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly-rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2023:

●	An estimated post-employment benefit plans service cost of approximately $210 million
●	An estimated net return on post-employment benefit plans of approximately $100 million
●	Depreciation and amortization expense of approximately $4,900 million to $4,950 million
●	Interest expense of approximately $1,375 million to $1,425 million
●	Interest paid of approximately $1,400 million to $1,450 million
●	An average effective tax rate of approximately 26%
●	Non-controlling interest of approximately $65 million
●	Contributions to post-employment benefit plans of approximately $60 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million

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●	Weighted average number of BCE common shares outstanding of approximately 914 million
●	An annual common share dividend of $3.87 per share

Assumptions underlying expected reductions in contributions to our pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected reductions in contributions to our pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution components

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on May 4, 2023, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2023 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2023 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with geopolitical events and the COVID-19 pandemic; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety

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concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2022 Annual MD&A dated March 2, 2023 and BCE’s 2023 First Quarter MD&A dated May 3, 2023 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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About BCE

BCE is Canada’s largest communications company,19 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

19 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

1-888-482-0809

Ellen.murphy@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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